Filed Pursuant to Rule 425 of the Securities Act of 1933
                                                       Filer: Dime Bancorp, Inc.
                                             Subject Company: Dime Bancorp, Inc.
                          Dime Bancorp, Inc. Exchange Act File Number: 001-13094


                                                           March 9, 2000


Dear Retirement 401 (k) Investment Plan Participant:

Re: Proxy Solicitation/March 15, 2000 Special Meeting of Stockholders
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         As you know, a Special Meeting of Stockholders of Dime Bancorp, Inc. is scheduled to be held on March 15, 2000 to vote on the Agreement and Plan of Merger between Hudson United Bancorp and Dime. Because you have shares of Dime Bancorp Inc. common stock in your Retirement 401(k) Investment Plan account as of February 4, 2000 (the record date for the Special Meeting), you are entitled to direct the Plan Trustee (Putnam Fiduciary Trust Company) as to the manner in which those shares are to be voted at the Special Meeting.

         Enclosed with this letter is a Supplement to the Proxy Statement and Prospectus and a new proxy card for use in connection with the Special Meeting. Please review this Supplement carefully as it contains important information related to your vote. If you have sent in your proxy card and do not wish to change your vote, you do not need to do anything at this time. If you have not yet voted or if you wish to change your vote, please complete and return the enclosed proxy card.

         Because votes by Plan participants will need to be tabulated before the final due date for general voting by Dime stockholders, your properly submitted proxy for shares held under the Plan must be received by BankBoston, N.A., no later than the close of business on March 13th. In order to accommodate the revised timetable, you may fax this card to BankBoston, N.A. at any time up until 5:00pm EST on Monday March 13th at (781) 575-2534.

         Under the Plan, the Plan Trustee will vote, either in person or by proxy at the Special Meeting, all shares of Dime common stock for which timely votes are cast by participants in accordance with such voting instructions. With respect to shares of Dime stock held by the Plan for which voting instructions are not timely received from participants, the Benefits Committee of Dime, to the extent consistent with applicable law, will direct the Plan Trustee to vote such shares at the Special Meeting generally in the same proportion as the voting instructions that are timely received with respect to Dime stock held by the Plan.

Thank you very much for your cooperation, and please feel free to call the Benefits Department at (516) 745-2424 should you have any questions.

                                                       Very truly yours,


                                                       Janet Krasowski
                                                       Benefits Director